UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004





                                FORM U-9C-3


                    QUARTERLY REPORT PURSUANT TO RULE 58


               For the quarterly period ended June 30, 2001





                            Northeast Utilities
                   -----------------------------------
                   (Name of registered holding company)





                   107 Selden Street, Berlin, CT 06037
                   -----------------------------------
                 (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

              John J. Roman, Vice President and Controller
                    Telephone number:  860-665-5000



                          GENERAL INSTRUCTIONS

A.  Use of Form

    1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

    2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

    3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

    4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.  Statements of Monetary Amounts and Deficits

    1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

    2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.  Formal Requirements

    This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D.  Definitions

    As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.





ITEM 1 - ORGANIZATION CHART

-----------------------------------------------------------------------
Instructions
-----------------
1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation"(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

------------------------------------------------------------------------------------------------
                                                     Percentage                       Activities
                  Energy                             of Voting                        reported
Name of           or Gas  Date of      State of      Securities        Nature of      during the
Reporting Co.     Related Organization Organization  Held              Business       period
----------------- ------- ------------ ------------- ----------------- -------------- ----------
NU                Holding 1/4/99       Connecticut   100% by           Unregulated       (A)
Enterprises, Inc.                                    Northeast         businesses
                                                     Utilities         holding
                                                                       company


Select            Energy  9/26/96      Connecticut   100% by           Invest in         (B)
Energy, Inc.                                         NU                energy-related
                                                     Enterprises, Inc. activities


* Select          Energy  3/17/99      Connecticut   100% by           Invest in         (C)
Energy                                               NU                energy-related
Portland                                             Enterprises, Inc. activities
Pipeline, Inc.


Northeast         Energy  1/4/99       Connecticut   100% by           Invest in         (D)
Generation                                           NU                energy-related
Services                                             Enterprises, Inc. activities
Company


Select Energy     Energy  6/19/90      Massachusetts 100% by           Invest in         (E)
Services, Inc.                                       NU                energy-related
                                                     Enterprises, Inc. activities


Reeds Ferry       Energy  7/15/64      New           100% by           Invest in         (F)
Supply Co., Inc.                       Hampshire     Select Energy     energy-related
                                                     Services, Inc.    activities


HEC/Tobyhanna     Energy  9/28/99      Massachusetts 100% by           Invest in         (G)
Energy Project,                                      Select Energy     energy-related
Inc.                                                 Services, Inc.    activities


Select Energy     Energy  10/12/94     Massachusetts 100% by           Invest in         (H)
Contracting, Inc.                                    Select Energy     energy-related
                                                     Services, Inc.    activities


Yankee Energy     Holding 2/15/00      Connecticut   100% by           Public            (I)
System, Inc.                                         Northeast         Utility
                                                     Utilities         Holding
                                                                       Company

Yankee Energy     Energy  7/2/93       Connecticut   100% by           Invest in         (J)
Services Company                                     Yankee Energy     energy-related
                                                     System, Inc.      activities


Housatonic        Energy  10/16/87     Connecticut   100% by           Invest in         (K)
Corporation                                          Yankee Energy     energy-related
                                                     System, Inc.      activities


R.M.              Energy  11/22/94     Connecticut   10% by            Invest in         (L)
Services, Inc.                                       Yankee Energy     energy-related
                                                     System, Inc.      activities


Acumentrics       Energy  09/13/00     Massachusetts 5% by             Invest in         (M)
Corporation                                          NU                energy-related
                                                     Enterprises, Inc. activities


ERI/HEC           Energy  09/30/00     Delaware      50% by            Invest in         (N)
EFA-Med, LLC                                         Select Energy     energy-related
                                                     Services, Inc.    activities


E.S. Boulos       Energy  01/19/01     Connecticut   100% by           Invest in         (O)
Company                                              Northeast         energy-related
                                                     Generation        activities
                                                     Services Company


NGS Mechanical    Energy  01/24/01     Connecticut   100% by           Provide           (P)
Company                                              Northeast         mechanical
                                                     Generation        construction
                                                     Services Company  and maintenance
                                                                       services


HEC/CJTS Energy   Energy  03/02/01     Delaware      100% by           Facilitate        (Q)
Center LLC                                           Select Energy     construction
                                                     Services, Inc.    financing


* Sold in June 2001.

(A) NU Enterprises, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) provides both wholesale and retail energy services. Specifically, Select Energy participates in open-access retail electricity markets in New England, New York and the Mid-Atlantic regions.

     Select Energy markets and sells electricity, natural gas, oil, and energy-related products and services. Select Energy is a licensed retail electricity supplier in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, and
     Rhode Island. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired a 5% interest in Portland Natural Gas Transmission System partnership in March 1999.

(D) Effective January 4, 1999, Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for large industrial, institutional and power generation customers throughout the 11-state Northeast area. NGS' current business segments focus on providing turnkey Manage and Operate Services
     (MOS) and also a full range of Industrial Services (IS) and Consulting Services (CS).

     MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the IS platform, its offerings include mechanical and electrical construction and maintenance services, as well as environmental maintenance/compliance services. Within the CS platform, the product and service offerings include engineering and environmental consulting services, with an emphasis on power plant system design.

(E) Select Energy Services, Inc. is not the "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(F) Reed's Ferry Supply Corporation was purchased by Select Energy Services, Inc. in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting, Inc.

(G) Effective September 30, 1999, HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract (ESPC) project at the Tobyhanna Army Depot.

(H) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installing of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(I) Yankee Energy System, Inc. is not the "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(J) Yankee Energy Services Company (YESCO) provides a wide range of energy-related services for its customers. The YESCO controls division provides comprehensive building automation with engineering, installation and maintenance of building control systems.

(K) Housatonic Corporation is not a "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(L) R. M. Services, Inc. provides consumer collection services for companies throughout the United States.

(M) Acumentrics Corporation develops, manufactures and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(N) ERI/HEC EFA-Med, LLC is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. The LLC will designate either ERI or Select Energy Services, Inc. to perform each of the Delivery Orders. The LLC will also act as the conduit for any project-related financing. ERI Services, Inc. and Select Energy Services, Inc. each own 50% of the LLC.

(O) E.S. Boulos Company (Boulos) is a Connecticut corporation that was formed by NGS to acquire the assets of electrical construction companies located in Maine. Boulos is registered to do business initially in Maine, Massachusetts, New Hampshire, and Vermont. NGS owns 100% of the corporation.

(P) NGS Mechanical Company (NGSM) is a Connecticut corporation that was formed by NGS to perform mechanical construction and maintenance services to customers contracted with to provide such services. NGSM is registered to do business initially in Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York. NGS owns 100% of the corporation.

(Q) HEC/CJTS Energy Center LLC (HEC/CJTS) is a Delaware limited liability company that was formed by Select Energy Services, Inc. to facilitate the financing of the construction of the Connecticut Juvenile Training School in Middletown, Connecticut.

     HEC/CJTS will not have any employees nor will it conduct any other activities other than those related to accepting the assignment of the lease. Select Energy Services, Inc. owns 100% of the LLC.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-------------------------------------------------------------------------------

                                                           Person
Company        Type of      Principal                      to Whom    Collateral Consideration Company      Amount of
Issuing        Security     Amount of     Issue or Cost of Security   Given With Received for  Contributing Capital
Security       Issued       Security      Renewal  Capital Was Issued Security   Each Security Capital      Contribution
-------------- ------------ ------------- -------- ------- ---------- ---------- ------------- ------------ ------------
Select
Energy, Inc.   No transactions this quarter.

Northeast
Generation                                                                                     NU
Services                                                                                       Enterprises,
Company            N/A           N/A        N/A      N/A      N/A        N/A          N/A      Inc.          $7,500,000

Select Energy
Contracting,
Inc.           No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.           No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.  No transactions this quarter.

Yankee Energy
Services
Company        No transactions this quarter.

                                                                                               Northeast
                                                                                               Utilities
R.M.                                                                                           Service
Services, Inc.     N/A           N/A        N/A      N/A      N/A        N/A          N/A      Company       $4,500,000

Acumentrics
Corporation    No transactions this quarter.

ERI/HEC
EFA-Med, LLC   No transactions this quarter.

E.S. Boulos
Company        No transactions this quarter.

NGS Mechanical
Company        No transactions this quarter.

HEC/CJTS
Energy
Center LLC     No transactions this quarter.





ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                  June 30, 2001
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast               Select
Generation              Energy, Inc.        Electrical and
Services                                    Mechanical services                  $ 19
Company                                                             ==================

Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical services                $    9
                                                                    ==================
Northeast               Public Service
Generation              Company of          Electrical and
Services                New Hampshire       Mechanical services                $  227
Company                                                             ==================

Northeast               Holyoke Water
Generation              Power Company       Electrical and
Services                                    Mechanical services                $3,829
Company                                                             ==================

Northeast               Northeast
Generation              Generation          Electrical and
Services                Company             Mechanical services                $4,218
Company                                                             ==================

                                            Wholesale
Reeds Ferry             Select Energy       Purchasing
Supply Co., Inc.        Contracting, Inc.   Services                           $  295
                                                                    ==================
                                            Phone Center
R.M. Services, Inc.     Yankee Gas          Management
                        Services Company    Services                           $  519
                                                                    ==================
Northeast               North Atlantic
Generation              Energy Service      Electrical and
Services                Corporation         Mechanical services                $   30
Company                                                             ==================

Northeast
Generation              Yankee Energy       Electrical and
Services                Service Company     Mechanical services                $    7
Company                                                             ==================

Northeast               Northeast
Generation              Utilities
Services                Service             Electrical and
Company                 Company             Mechanical services                $   12
                                                                    ==================


Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                       Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                  June 30, 2001
----------------------- ------------------- --------------          ------------------
                                                                       (Thousands)
Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous                      $   11
                                                                    ==================

Select Energy           Select              Engineering Services
Services, Inc.          Energy, Inc.                                           $   14
                                                                    ==================
* 'Total Amount Billed' is direct costs only.





ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------
                                                  (Thousands of Dollars)

Total consolidated capitalization as of 06/30/01  $6,767,169            line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                        1,015,075            line 2

Greater of $50 million or line 2                             $1,015,075 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                              $699,569
   Northeast Generation Services Company              22,010
   Select Energy Contracting, Inc.                    26,185
   Reeds Ferry Supply Co., Inc.                            7
   HEC/Tobyhanna Energy Project, Inc.                   -
   Yankee Energy Services Company                      9,882
   R.M. Services, Inc.                                13,799
   E.S. Boulos Company                                 7,539
   NGS Mechanical Company                                 10
   Acumentrics Corporation                            10,000
   ERI/HEC EFA-Med, LLC                                    1
   HEC/CJTS Energy Center LLC                           -
                                                  -----------
   Total current aggregate investment                           789,002 line 4
                                                             -----------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                              $226,073 line 5
                                                             ===========


ITEM 5 - OTHER INVESTMENTS

-----------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-----------------------------------------------------------------------------

Major Line    Other         Other
of Energy-    Investment    Investment
Related       in Last       in This       Reason for Difference
Business      U-9C-3 Report U-9C-3 Report in Other Investment
------------- ------------- ------------- ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-----------------------------------------------------------------------------
Instructions
------------
A. Financial Statements

1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.
-----------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of June 30, 2001
     Income Statement-Three months and six months ended June 30, 2001

   Northeast Generation Services Company:
     Balance Sheet - As of June 30, 2001
     Income Statement-Three months and six months ended June 30, 2001

   Select Energy Contracting, Inc.:
     Balance Sheet - As of June 30, 2001
     Income Statement-Three months and six months ended June 30, 2001

   Reeds Ferry Supply Co., Inc.:
     Balance Sheet - As of June 30, 2001
     Income Statement-Three months and six months ended June 30, 2001

   HEC/Tobyhanna Energy Project, Inc.:
     Balance Sheet - As of June 30, 2001
     Income Statement-Three months and six months ended June 30, 2001

   Yankee Energy Services Company:
     Balance Sheet - As of June 30, 2001
     Income Statement-Three months and six months ended June 30, 2001

   ERI/HEC EFA-Med, LLC:
     Not Available as of June 30, 2001

   E.S. Boulos Company:
     Balance Sheet - As of June 30, 2001
     Income Statement-Three months and six months ended June 30, 2001

   NGS Mechanical Company:
     Balance Sheet - As of June 30, 2001
     Income Statement-Three months and six months ended June 30, 2001

   HEC/CJTS Energy Center LLC:
     Not Available as of June 30, 2001

   Northeast Utilities (PARENT):
     Balance Sheet - As of June 30, 2001
     Income Statement-Three months and six months ended June 30, 2001

B. Exhibits

Exhibit No. Description
----------- -----------
6.B.1.1 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6c Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.8a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.8b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.8c Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9c Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9d Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9e Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9f Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9g Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9h Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9i Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9j Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9k Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9l Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9m Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9n Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9o Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9p Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9q Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9r Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9s Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9t Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9u Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9v Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9w Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9x Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9y Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9z Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9aa   Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

            Ms. Louise E. Rickard
            Acting Executive Secretary
            Department of Public Utility Control
            10 Franklin Square
            New Britain, CT 06051

            Ms. Mary L. Cottrell, Secretary
            Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
            Boston, MA 02202

            Mr. Thomas B. Getz
            Executive Director and Secretary
            State of New Hampshire
            Public Utilities Commission
            8 Old Suncook Road, Building One
            Concord, NH 03301-7319




SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2001
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable, including unbilled
    revenues, net                                    $     261,270
  Accounts receivable from affiliated companies            110,549
  Taxes receivable                                             428
  Special deposits                                          39,095
  Unrealized gains on mark-to-market transactions           68,297
  Prepaid wholesale power purchases                         11,202
  Prepayments and other                                      4,751
                                                     --------------
    Total current assets                                   495,592
                                                     --------------
Deferred Charges:
  Intangibles, net                                          20,963
  Accumulated deferred income taxes                         17,971
  Prepaid pensions                                           2,097
  Other                                                      7,474
                                                     --------------
    Total deferred charges                                  48,505
                                                     --------------
Long-Lived Assets:
  Software                                                  10,350
  Other                                                      1,062
                                                     --------------
                                                            11,412
   Less: Accumulated provision for depreciation              2,784
                                                     --------------
                                                             8,628
  Capital additions in progress                                241
                                                     --------------
    Total long-lived assets                                  8,869
                                                     --------------
    Total Assets                                     $     552,966
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2001
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies              $     164,700
  Accounts payable                                         309,003
  Accounts payable to affiliated companies                  17,743
  Accrued taxes                                             18,174
  Other                                                     64,721
                                                     --------------
    Total current liabilities                              574,341
                                                     --------------

Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                                 -
  Capital surplus, paid in                                  92,592
  Retained deficit                                        (113,967)
                                                     --------------
    Total stockholders' equity                             (21,375)
                                                     --------------
    Total Liabilities and Stockholders' Equity       $     552,966
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)




                                            Three Months      Six Months
                                                Ended            Ended
                                              June 30,         June 30,
                                                2001             2001
                                           --------------   --------------
                                             (Thousands       (Thousands
                                             of Dollars)      of Dollars)

Operating Revenues                         $     639,739    $   1,236,483
                                           --------------   --------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                            628,161        1,226,704
  Depreciation                                     1,236            2,428
  Other                                            9,476           24,095
  Taxes other than income taxes                    3,117            6,882
                                           --------------   --------------
       Total operating expenses                  641,990        1,260,109
                                           --------------   --------------
Operating Loss                                    (2,251)         (23,626)
                                           --------------   --------------
Other (Loss)/Income                                  (64)             177
                                           --------------   --------------
Interest and financing costs                       2,679            5,140
                                           --------------   --------------
       Loss before income taxes                   (4,994)         (28,589)
                                           --------------   --------------
Income Tax Benefit:
  Federal and state income taxes, net              1,988           11,307
                                           --------------   --------------
       Loss before cumulative
        effect of accounting change               (3,006)         (17,282)
                                           --------------   --------------
Cumulative effect of accounting change,
  net of tax benefit of $14,611                     -             (21,985)
                                           --------------   --------------
Net Loss                                   $      (3,006)   $     (39,267)
                                           ==============   ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                     June 30,
                                                       2001
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
ASSETS
------
Current Assets:
  Cash                                            $       1,329
  Accounts receivable                                    21,562
  Accounts receivable from affiliated companies           1,674
  Fuel, materials and supplies, at average cost             434
  Prepayments and other                                   1,672
                                                  --------------
    Total current assets                                 26,671
                                                  --------------

Other Investments:
  Other investments, at cost                                 16
                                                  --------------
    Total other investments                                  16
                                                  --------------

Deferred Charges:
  Other                                                   6,172
                                                  --------------
    Total deferred charges                                6,172
                                                  --------------

Long-Lived Assets:
  Other                                                   2,992
                                                  --------------
                                                          2,992
   Less: Accumulated provision for depreciation           1,248
                                                  --------------
                                                          1,744
  Capital additions in progress                           1,764
                                                  --------------
    Total long-lived assets                               3,508
                                                  --------------

    Total Assets                                  $      36,367
                                                  ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                     June 30,
                                                       2001
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies           $      10,100
  Accounts payable                                        8,890
  Accounts payable to affiliated companies                4,185
  Accrued taxes                                           2,076
  Other                                                     270
                                                  --------------
    Total current liabilities                            25,521
                                                  --------------

Deferred Credits:
  Other                                                   1,326
                                                  --------------
    Total deferred credits                                1,326
                                                  --------------

Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                              -
  Capital surplus, paid in                                9,510
  Retained earnings                                          10
                                                  --------------
    Total stockholders' equity                            9,520
                                                  --------------

    Total Liabilities and Stockholders' Equity    $      36,367
                                                  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                        Three  Months      Six  Months
                                            Ended             Ended
                                          June 30,          June 30,
                                            2001              2001
                                       --------------    --------------
                                         (Thousands        (Thousands
                                         of Dollars)       of Dollars)

Operating Revenues                     $      27,121     $      52,549
                                       --------------    --------------

Operating Expenses:
  Operation                                   12,549            26,259
  Maintenance                                 13,912            24,375
  Depreciation                                   108               200
  Federal and state income taxes                 742               741
  Taxes other than income taxes                   68               330
                                       --------------    --------------
       Total operating expenses               27,379            51,905
                                       --------------    --------------

Operating (Loss)/Income                         (258)              644
                                       --------------    --------------

Other Income                                     697             1,062
                                       --------------    --------------

Interest and financing costs                     172               321
                                       --------------    --------------


Net Income                             $         267     $       1,385
                                       ==============    ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                    June 30,
                                                      2001
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $         437
  Accounts receivable                                   11,653
  Other material and supplies                              386
  Prepayments and other                                     53
                                                 --------------
    Total current assets                                12,529
                                                 --------------

Long-Lived Assets:
  Other                                                 23,141
                                                 --------------
                                                        23,141
    Less: Accumulated provision for depreciation         2,578
                                                 --------------

    Total long-lived assets                             20,563
                                                 --------------

    Total Assets                                 $      33,092
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                    June 30,
                                                      2001
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                               $       6,410
  Accounts payable to affiliated companies               9,258
  Accrued taxes                                            831
                                                 --------------
    Total current liabilities                           16,499
                                                 --------------

Long-term Liabilities:
  Deferred taxes                                           184
  Other                                                  1,000
                                                 --------------
    Total long-term liabilities                          1,184
                                                 --------------

Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                             -
  Capital surplus, paid in                              14,910
  Retained earnings                                        499
                                                 --------------
    Total stockholders' equity                          15,409
                                                 --------------


    Total Liabilities and Stockholders' Equity   $      33,092
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)


                                                  Three Months     Six Months
                                                      Ended           Ended
                                                    June 30,        June 30,
                                                      2001            2001
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $      14,499   $      27,162
                                                 --------------  --------------

Operating Expenses:
  Operation                                             13,042          24,463
  Maintenance                                               61             123
  Depreciation                                             348             849
  Taxes other than income taxes                             98             295
                                                 --------------  --------------
       Total operating expenses                         13,549          25,730
                                                 --------------  --------------
Operating Income                                           950           1,432
                                                 --------------  --------------

Other Income                                                 8              27
                                                 --------------  --------------

Interest and financing costs                               182             393
                                                 --------------  --------------

      Income before income taxes                           776           1,066
                                                 --------------  --------------
Income Tax Expense:
  Federal and state income taxes, net                      303             426
                                                 --------------  --------------

Net Income                                       $         473   $         640
                                                 ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                    June 30,
                                                      2001
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $           7
  Accounts receivable                                       52
                                                 --------------
    Total current assets                                    59
                                                 --------------

Long-Lived Assets:
  Organization costs, net                                  258
                                                 --------------
    Total long-lived assets                                258
                                                 --------------

    Total Assets                                 $         317
                                                 ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                               $          53
  Accounts payable to affiliated companies                 295
                                                 --------------
    Total current liabilities                              348
                                                 --------------

Stockholders' Equity:
  Common stock, $0 par value - authorized
   and outstanding 100 shares                                4
  Capital surplus, paid in                                   3
  Retained deficit                                         (38)
                                                 --------------
    Total stockholders' equity                             (31)
                                                 --------------

    Total Liabilities and Stockholders' Equity   $         317
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)


                                         Three Months     Six Months
                                             Ended           Ended
                                           June 30,        June 30,
                                             2001            2001
                                        --------------  --------------
                                          (Thousands      (Thousands
                                          of Dollars)     of Dollars)

Operating Revenues                      $         295   $         562
                                        --------------  --------------

Operating Expenses:
  Other                                           295             562
  Amortization                                      5              10
                                        --------------  --------------
       Total operating expenses                   300             572
                                        --------------  --------------

Operating Loss                                     (5)            (10)
                                        --------------  --------------

Net Loss                                $          (5)  $         (10)
                                        ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)


                                                    June 30,
                                                      2001
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $       2,420
  Accounts receivable                                      417
                                                 --------------
    Total current assets                                 2,837
                                                 --------------
Long-Lived Assets:
  Other                                                    714
                                                 --------------
                                                           714
    Less: Accumulated provision for depreciation            57
                                                 --------------
                                                           657
  Contracts receivable                                  27,136
                                                 --------------
    Total long-lived assets                             27,793
                                                 --------------
     Total Assets                                $      30,630
                                                 ==============

CAPITALIZATION AND LIABILITIES
------------------------------------
Capitalization:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                    $        -
  Retained earnings                                        189
                                                 --------------
    Total common stockholder's equity                      189
  Long-term debt                                        26,446
                                                 --------------
    Total capitalization                                26,635
                                                 --------------
Current Liabilities:
  Accounts payable to affiliated companies               2,880
  Accrued interest                                         756
  Accrued taxes                                              1
                                                 --------------
    Total current liabilities                            3,637
                                                 --------------
Long-term Liabilities:
  Other                                                    358
                                                 --------------
    Total long-term liabilities                            358
                                                 --------------
    Total Capitalization and Liabilities         $      30,630
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)


                                         Three Months     Six Months
                                             Ended           Ended
                                           June 30,        June 30,
                                             2001            2001
                                        --------------  --------------
                                          (Thousands      (Thousands
                                          of Dollars)     of Dollars)

Other Income                            $         514   $       1,058
                                        --------------  --------------

Interest and Financing Costs                      512           1,025
                                        --------------  --------------

Income Tax Expense                                 22              27
                                        --------------  --------------

Net (Loss)/Income                       $         (20)  $           6
                                        ==============  ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                    June 30,
                                                      2001
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property, at cost                   $       1,045
  Investment in subsidiary company, at equity                2
                                                 --------------
    Total other property and investments                 1,047
                                                 --------------

Current Assets:
  Cash                                                     299
  Accounts receivable                                    4,801
  Accounts receivable from affiliated companies          1,709
  Taxes receivable                                       2,153
                                                 --------------
    Total current assets                                 8,962
                                                 --------------

Deferred Charges:
  Accumulated deferred income taxes                      1,562
  Goodwill                                                 416
                                                 --------------
    Total deferred charges                               1,978
                                                 --------------


    Total Assets                                 $      11,987
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                    June 30,
                                                      2001
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies          $       5,033
  Accounts payable to affiliated companies                 240
  Other                                                    158
                                                 --------------
    Total current liablilities                           5,431
                                                 --------------

Deferred Credits:
  Other                                                    437
                                                 --------------
    Total deferred credits                                 437
                                                 --------------

Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                     1
  Capital surplus, paid in                               7,881
  Retained deficit                                      (1,763)
                                                 --------------
    Total stockholders' equity                           6,119
                                                 --------------



    Total Liabilities and Stockholders' Equity   $      11,987
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                                  Three Months     Six Months
                                                      Ended           Ended
                                                    June 30,        June 30,
                                                      2001            2001
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $          31   $         149
                                                 --------------  --------------


Operating Expenses:
  Other                                                    402             603
  Depreciation                                              41             152
  Amortization                                               1              11
  Federal and state income taxes                          (375)           (375)
                                                 --------------  --------------
       Total operating expenses                             69             391
                                                 --------------  --------------


Operating Loss                                             (38)           (242)
                                                 --------------  --------------


Interest and financing costs                               126             334
                                                 --------------  --------------


Net Loss                                         $        (164)  $        (576)
                                                 ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2001
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Cash                                               $       1,073
  Accounts receivable                                       11,679
  Materials and supplies, at average cost                      107
  Prepayments and other                                        988
                                                     --------------
    Total current assets                                    13,847
                                                     --------------

Other Investments:
  Other investments, at cost                                    16
                                                     --------------
    Total other investments                                     16
                                                     --------------

Deferred Charges:
  Other                                                      5,614
                                                     --------------
    Total deferred charges                                   5,614
                                                     --------------

Long-Lived Assets:
  Other                                                        425
                                                     --------------
                                                               425
   Less: Accumulated provision for depreciation                 35
                                                     --------------
    Total long-lived assets                                    390
                                                     --------------


    Total Assets                                     $      19,867
                                                     ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2001
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                   $       5,307
  Accrued taxes                                                793
  Other                                                      3,466
                                                     --------------
    Total current liabilities                                9,566
                                                     --------------

Deferred Credits:
  Other                                                      1,289
                                                     --------------
    Total deferred credits                                   1,289
                                                     --------------
Stockholder's Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                                 -
  Capital surplus, paid in                                   7,539
  Retained earnings                                          1,473
                                                     --------------
    Total stockholder's equity                               9,012
                                                     --------------
    Total Liabilities and Stockholder's Equity       $      19,867
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
INCOME STATEMENT
(Unaudited)

                                            Three Months     Six Month
                                                Ended          Ended
                                              June 30,       June 30,
                                                2001           2001
                                           --------------  -----------
                                             (Thousands      (Thousand
                                             of Dollars)     of Dollar

Operating Revenues                         $      11,782   $   18,732
                                           --------------  -----------

Operating Expenses:
  Operation                                       10,729       17,332
  Depreciation                                        88          160
  Federal and state income taxes                     793          793
                                           --------------  -----------
       Total operating expenses                   11,610       18,285
                                           --------------  -----------


Operating Income                                     172          447
                                           --------------  -----------

Other Income                                         757        1,026
                                           --------------  -----------


       Income before income taxes                    929        1,473
                                           --------------  -----------

Income Tax Expense:
  Federal and state income taxes, net               -            -
                                           --------------  -----------

Net Income                                 $         929   $    1,473
                                           ==============  ===========


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL COMPANY
BALANCE SHEET
(Unaudited)


                                                     June 30,
                                                       2001
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable                             $          10
                                                  --------------
    Total current assets                                     10
                                                  --------------



    Total Assets                                  $          10
                                                  ==============


LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Accounts payable to affiliated companies        $           1
                                                  --------------
    Total current liabilities                                 1
                                                  --------------



Stockholder's Equity:
  Common stock, $0 par value - authorized
   and outstanding 100 shares                             -
  Capital surplus, paid in                                   10
  Retained deficit                                           (1)
                                                  --------------
    Total stockholder's equity                                9
                                                  --------------

    Total Liabilities and Stockholder's Equity    $          10
                                                  ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL COMPANY
INCOME STATEMENT
(Unaudited)
                                          Three Months    Six Months
                                              Ended         Ended
                                            June 30,       June 30,
                                              2001           2001
                                         -------------- -------------
                                           (Thousands     (Thousands
                                           of Dollars)   of Dollars)

Operating Revenues                       $        -     $        -
                                         -------------- -------------

Operating Expenses:
  Other                                           -                1
                                         -------------- -------------
       Total operating expenses                   -                1
                                         -------------- -------------

Operating Loss Before Income Taxes                -               (1)
                                         -------------- -------------
Income Tax Expense:
  Federal and state income taxes, net             -              -
                                         -------------- -------------

Net Loss                                 $        -     $         (1)
                                         ============== =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                            June 30,
                                                              2001
                                                         --------------
                                                           (Thousands
                                                           of Dollars)
ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity........ $   2,323,712
  Investments in transmission companies, at equity......        15,026
  Other, at cost........................................            14
                                                         --------------
                                                             2,338,752
                                                         --------------

Current Assets:
  Cash..................................................        18,973
  Notes receivable from affiliated companies............       204,800
  Notes and accounts receivable.........................           591
  Accounts receivable from affiliated companies.........         2,060
  Taxes receivable......................................        20,062
  Prepayments...........................................           983
                                                         --------------
                                                               247,469
                                                         --------------



Deferred Charges:
  Unamortized debt expense..............................           815
  Other.................................................           591
                                                         --------------
                                                                 1,406
                                                         --------------

      Total Assets...................................... $   2,587,627
                                                         ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                           June 30,
                                                             2001
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value - Authorized
   225,000,000 shares; 148,888,790 shares issued and
   133,864,193 shares outstanding...................... $     744,444
  Capital surplus, paid in.............................       902,562
  Deferred contribution plan - employee stock
   ownership plan......................................      (108,122)
  Retained earnings....................................       610,248
  Accumulated other comprehensive income...............       (26,470)
                                                        --------------
    Total common shareholders' equity..................     2,122,662
  Long-term debt.......................................       374,000
                                                        --------------

         Total capitalization..........................     2,496,662
                                                        --------------

Current Liabilities:
  Accounts payable to affiliated companies.............            18
  Long-term debt - current portion.....................        21,000
  Accrued taxes........................................        44,996
  Accrued interest.....................................         2,769
  Other................................................        17,326
                                                        --------------
                                                               86,109
                                                        --------------
Accumulated deferred income taxes......................         4,856
                                                        --------------
                                                                4,856
                                                        --------------

      Total Capitalization and Liabilities............. $   2,587,627
                                                        ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
(Unaudited)

                                                       Three Months       Six Months
                                                           Ended             Ended
                                                         June 30,          June 30,
                                                           2001              2001
                                                      --------------    --------------
                                                       (Thousands        (Thousands
                                                       of Dollars)       of Dollars)
Operating Revenues..................................  $        -        $        -
                                                      --------------    --------------
Operating Expenses:
  Operation expense.................................          1,588             3,280
  Federal and state income taxes....................            101            (7,823)
  Taxes other than income taxes.....................             13                35
                                                      --------------    --------------
       Total operating expenses.....................          1,702            (4,508)
                                                      --------------    --------------

Operating (Loss)/Income.............................         (1,702)            4,508
                                                      --------------    --------------
Other Income/(Loss):
  Equity in earnings of subsidiaries................         37,065           101,922
  Equity in earnings of transmission companies......            615             1,211
  Gain related to Millstone sale....................           -              146,844
  Loss on share repurchase contracts................          8,049           (35,394)
  Other, net........................................          2,416             4,162
  Income taxes......................................          7,203           (45,304)
                                                      --------------    --------------
       Other income, net............................         55,348           173,441
                                                      --------------    --------------

       Income before interest charges...............         53,646           177,949
                                                      --------------    --------------
Interest Charges:
  Interest on long-term debt........................          7,241            11,735
  Other interest....................................           (327)            7,319
                                                      --------------    --------------
        Interest charges............................          6,914            19,054
                                                      --------------    --------------
Net Income for Common Shares........................  $      46,732     $     158,895
                                                      ==============    ==============

Basic and Diluted Earnings per Common Share.........  $        0.35     $        1.14
                                                      ==============    ==============
Basic Common Shares Outstanding (average)...........    133,908,739       138,910,719
                                                      ==============    ==============
Diluted Common Shares Outstanding (average).........    134,149,873       139,256,968
                                                      ==============    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.




                                  Northeast Utilities
                                  Select Energy, Inc.
                Northeast Generation Services Company and Subsidiaries
                                  E.S. Boulos Company
                                  NGS Mechanical, Inc.
                             Select Energy Contracting, Inc.
                              Reeds Ferry Supply Co., Inc.
                           HEC/Tobyhanna Energy Project, Inc.
                              HEC/CJTS Energy Center, LLC
                                  ERI/HEC EFA-Med, LLC
                             Yankee Energy Services Company
                                 Acumentrics Corporation


Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (NU system). The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO). Another wholly owned subsidiary, North Atlantic Energy Corporation, sells all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company, also is engaged in the production and distribution of electric power.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

NU Enterprises, Inc. (NUEI) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's competitive energy subsidiaries. Northeast Generation Company (NGC) was formed to acquire and manage generation facilities. Select Energy, Inc. (Select Energy), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc., (formerly HEC Inc.) and its subsidiaries (Select Energy Services), and Mode 1 Communications, Inc., engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. E.S. Boulos Company (Boulos) and NGS Mechanical, Inc. (NGS Mechanical) are wholly owned subsidiaries of NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center, LLC (HEC/CJTS) are wholly owned subsidiaries of Select Energy Services. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is
50 percent owned by Select Energy Services.

Yankee Energy System, Inc. maintains certain wholly owned subsidiaries including Yankee Energy Services Company (YESCO).

On September 26, 2000, NUEI invested $10 million in Acumentrics Corporation (Acumentrics) in return for a 5 percent ownership share of that company.

Select Energy, NGS, Boulos, NGS Mechanical, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC, YESCO, and Acumentrics are "energy-related companies" under Rule 58.

2.  About Select Energy

Select Energy provides both wholesale and retail energy services.
Specifically, Select Energy participates in open-access retail electricity markets in New England, New York and the Mid-Atlantic regions. Select Energy markets and sells electricity, natural gas, oil and energy-related products and services. Select Energy is a licensed retail electricity supplier in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, and Rhode Island. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

Beginning in January 2000, Select Energy's contract with NGC, to purchase 1,289 megawatts (MW) of capacity and energy significantly reduced the load-following risk and allowed Select Energy to better manage its portfolio profitability.
On January 1, 2000, Select Energy began serving one-half of CL&P's standard offer requirement for a 4-year period. Select Energy's obligation to service this load requirement was approximately 2,000 MW beginning in July 2000, when 100 percent of CL&P's customers were able to choose their electric supplier.
In addition, beginning in January 2000, Select Energy assumed responsibility for serving 30 market based wholesale contracts, totaling approximately 500 MW, throughout New England with electric energy supply that was previously provided by CL&P and WMECO.

3.  About NGS

NGS was formed to provide management, operation and maintenance services to the electric generation market, as well as to large industrial customers in the Northeast. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

4.  About Boulos

On January 19, 2001, NGS completed the acquisition of Boulos, an electrical construction company which specializes in high voltage electrical construction and maintenance in Maine, Massachusetts and New Hampshire. Boulos is wholly owned by NGS.

5.  About NGS Mechanical

In January 2001, NGS formed a new subsidiary, NGS Mechanical, to provide mechanical services initially in the New England states. NGS Mechanical is wholly owned by NGS.

6.  About Select Energy Contracting

Select Energy Contracting, formerly known as HEC International Corporation, designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

7.  About Reeds Ferry

Reeds Ferry was acquired by Select Energy Services in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting.

8.  About HEC/Tobyhanna

Effective September 30, 1999, HEC/Tobyhanna was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

9.  About HEC/CJTS

HEC/CJTS was formed on March 2, 2001, as a special purpose entity to facilitate the financing of Select Energy Services' construction of the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS is wholly owned by Select Energy Services.

10.  About ERI/HEC

ERI/HEC was established on September 30, 2000, by Select Energy Services and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50 percent owned by Select Energy Services.

11.  About YESCO

YESCO provides a wide range of energy-related services for its customers. The YESCO controls division provides comprehensive building automation with engineering, installation and maintenance of building control systems.

12.  About Acumentrics

On September 26, 2000, NUEI invested $10 million in Acumentrics in return for a 5 percent ownership share of that company. Acumentrics is a privately owned producer of advanced power generation and power protection technologies applicable to homes, telecommunications, commercial businesses, industrial facilities, and the auto industry.

13.  Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and the NU system is subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

14.  Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

15.  Market Risk And Risk Management Instruments

Select Energy provides both firm requirement energy services to its customers and performs energy trading and marketing activities. Select Energy manages its exposure to risk from existing contractual commitments and provides risk management services to its customers through forward contracts, futures, over-the-counter swap agreements, and options (commodity derivatives).

Select Energy has utilized the sensitivity analysis methodology to disclose the quantitative information for the commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes.

Commodity Price Risk - Trading Activities: As a market participant in the Northeast area of the United States, Select Energy conducts commodity-trading activities in electricity and its related products, natural gas and oil and therefore experiences net open positions. Select Energy manages these open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposure. Commodity derivatives utilized for trading purposes are accounted for using the mark-to-market method, under Emerging Issues Task Force Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities." Under this methodology, these instruments are adjusted to market value, and the unrealized gains and losses are recognized in income in the current period. The mark-to-market position at June 30, 2001, was a positive $68 million.

Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at market, based on closing exchange prices.

As of June 30, 2001, Select Energy has calculated the market price resulting from a 10 percent unfavorable change in forward market prices. That 10 percent change would result in approximately a $4 million decline in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either nonfinancial or nonquantifiable.
Such risks principally include credit risk, which is not reflected in the sensitivity analysis above.

Commodity Price Risk - Nontrading Activities: Select Energy utilizes derivative financial and commodity instruments (derivatives), including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity, natural gas and oil sold under firm commitments with certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated supply requirements. These derivative instruments have been designated as cash flow hedging instruments.

When conducting sensitivity analysis of the change in the fair value of Select Energy's electricity, natural gas and oil nontrading portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair value of the contracts are determined from models which take into account estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its nontrading electricity, natural gas and oil contracts, assuming a 10 percent unfavorable change in forward market prices. As of June 30, 2001, an unfavorable 10 percent change in forward market price would have resulted in a decrease in fair value of approximately $17 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's nontrading contracts on June 30, 2001, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

Select Energy also maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2003. Select Energy has hedged its gas supply risk under these agreements through NYMEX contracts. Under these contracts, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements, which extend through 2003. As of June 30, 2001, the NYMEX contracts had a notional value of $75.2 million and a negative mark-to-market position of $17.2 million.

Derivative Cash Flow Hedge Accounting: Derivative instruments recorded which were effective cash flow hedges resulted in an increase in other comprehensive income of $14.1 million upon the adoption of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities," as amended. During the first six months of 2001, $13.4 million was reclassified from other comprehensive income upon the conclusion of these hedged transactions and recognized in earnings. An additional $1 million was recognized in earnings for those derivatives that were determined to be ineffective. Also, during the second quarter of 2001, new cash flow hedge transactions were entered into which hedge cash flows through 2005. As a result of these new transactions and market value changes since January 1, 2001, other comprehensive income decreased by $28.6 million. Accumulated other comprehensive income at June 30, 2001 was a negative $27 million (decrease to equity) relating to hedged transactions and it is estimated that $19.8 million will be reclassified as a charge to earnings within the next twelve months.
Cash flows from the hedge contracts are reported in the same category1 as cash flows from the hedged assets.

These estimates do not include certain long-term energy and option-type contracts which management believes represent "normal purchases and sales."
The accounting for these types of contracts has been cleared by the Financial Accounting Standards Board (FASB) in the second quarter of 2001 and will be implemented in the third quarter of 2001. Management does not believe that the recording of these transactions in accordance with the aforementioned FASB guidelines will have a material effect on the financial statements.

16.  Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.




                    QUARTERLY REPORT OF SELECT ENERGY, INC.

                                SIGNATURE CLAUSE




Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                  NORTHEAST UTILITIES
                  -----------------------------
                  (Registered Holding Company)




              By: /s/ John J. Roman
                  -----------------------------
                  (Signature of Signing Officer)




                  John J. Roman
                  -----------------------------

                  Vice President and Controller
                  -----------------------------

                  Date: August 24, 2001
                  -----------------------------